EXHIBIT 16.2
                                  ------------

For Immediate Release

Press Contacts:         Charles T. Jensen                  David A. Kaminer
---------------         NeoMedia Technologies, Inc.        The Kaminer Group
                        +(239) 337-3434                    +(914) 684-1934
                        cjensen@neom.com                   dkaminer@kamgrp.com

           NEOMEDIA REACHES $1 MILLION IN ORDERS TO CHINA IN 3 MONTHS
                                       --
            SIGNS 10-YEAR EXCLUSIVE SUPPLIER AGREEMENT WITH AUTOMART

FORT MYERS, Fla., March 2, 2006 - NeoMedia Micro Paint Repair, an innovative developer and international supplier of auto rejuvenation products and processes and a business unit of NeoMedia Technologies, Inc. (OTCBB: NEOM), today announced the escalation of business in China with orders of more than $1,000,000 in proprietary paint and related products in China over the last 3 months.

      In addition, NeoMedia said that it had signed a 10-year exclusive supplier agreement with Automart, a Beijing-based joint venture (operating under the laws of the People's Republic of China) that specializes in automobile sales, financing, insurance and repair.

      The automotive market in China is expected to be the largest in the world within two decades (Source: Tuck School of Business at Dartmouth 04/05). NeoMedia is positioning itself to become a formidable player in the automotive aftermarket segment through its developing relationship with Automart, one of the fastest growing companies in this market.

      "As is evident from the business dealings we've had over the last three months, there is much synergy between our organizations," said Paul Grzebielucha, vice president and general manager of NeoMedia Micro Paint Repair. "We look to the future with great anticipation of what we can accomplish in China with such a professional, savvy business partner.

" NEOMEDIA & AUTOMART DEVELOPMENTS OVER THE LAST 3 MONTHS:

      - NeoMedia secures 10-year exclusivity to supply micro paint and related products and will also supply 70% of macro paint sales at Automart facilities;

      - Automart gains sole distributorship of NeoMedia products in China, Hong Kong and Taiwan for this 10-year period, with the initial 30 Automart facilities to use NeoMedia Micro Paint products and processes. NeoMedia has completed training the staffs at these facilities on exterior and interior repairs;

      - The first order to the 30 facilities of $380,000 is placed by Automart, with additional orders bringing the total to more than $1,000,000 for the last three months;

      - NeoMedia's Micro Paint Repair technology is a significant factor in Automart signing the top seven Chinese insurance companies to directly send vehicles to the Automart repair facilities;

      - Automart features NeoMedia Micro Paint Repair products and training personnel with live demonstrations at the 2006 China International Automotive Aftermarket Industry Fair. Currently, NeoMedia launches new interior product line with Automart at the event;

      "The signing of this 10-year agreement will help Automart expand our leadership in auto services within China and enable us to add to our profitability," said Mr. Pang Gui-san, the company's chairman and president.

      "We are very pleased with the technologies and products that NeoMedia has brought to Automart and that we have the only isocyanate-free micro paint repair process in China. This agreement expands the existing Sino-American relationship of NeoMedia Technologies and creates a dominant position for Automart and NeoMedia Technologies in the fast growing Chinese Auto Aftermarket industry."

      Mr. Grzebielucha added, "NeoMedia is also in discussions with Automart to supply additional product lines and offerings to augment Automart's auto rejuvenation services, complementing its current image as an entity with cutting-edge technology and customer-oriented service - areas that have great synergy with NeoMedia's business philosophy.

      "We are all very excited about bringing leading-edge technology and environmentally-friendly products to China, and to have such a wonderful partner with whom to accomplish this venture," he said.

ABOUT NEOMEDIA MICRO PAINT REPAIR, INC.
---------------------------------------
NeoMedia Micro Paint Repair, Inc. (www.micropaint.net) is an international developer, supplier and trainer to the automotive aftermarket sales, offering a comprehensive line of technologically advanced automotive rejuvenation and preservation products, processes and systems. We focus on quality, efficiency, innovativeness and environmentally sound products and technologies so that our clients can deliver expert solutions and a positive experience to the end consumer.

ABOUT NEOMEDIA TECHNOLOGIES, INC.
---------------------------------
NeoMedia Technologies, Inc. (www.neom.com) is a diversified global company offering leading edge, technologically advanced products and solutions to its clients developed out of market-identified needs. From mobile marketing [to telecommunications] to auto rejuvenation, NeoMedia delivers powerful end-to-end solutions for companies and consumers built upon its solid family of patented products and processes, and management experience and expertise.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

Trademarks are properties of their respective owners.